EXHIBIT 99.1

Mogo Reports Results for Q1 2024

Record quarterly revenue of $17.9 million, up 13% year-over-year, accelerating for second consecutive quarter

Total AUM increased 22% year-over-year to over $400 million

(MogoTrade Assets up 150% year-over-year)

Quarterly payments volume increased 18% year-over-year to $2.6 billion

Ended Q1 with $53.4 million of cash, marketable securities & investments2

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, May 9, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the first quarter ended March 31, 2024.

“As we focused on increasing the profitability and efficiency of the business last year, we were also hard at work driving improvements to our digital wealth platform which resulted in the relaunch of the Moka and Mogo apps during the first quarter” said David Feller, Mogo’s Founder and CEO. “The vast majority of Canadians are nowhere close to being on a path to retirement, and a lot of this is due to investing products that are designed primarily to drive revenue for the companies and not to optimize returns for investors. Our products are designed to help the next generation of investors dramatically improve their performance through discipline, patience and smart investing, rather than trade excessively or speculate on high-risk stocks. We have started to ramp up our marketing and are seeing good early results which is contributing to our accelerated revenue growth in the quarter.”

Key Financial Highlights for Q1 2024

•

Revenue increased in Q1 2024 to a record $17.9 million, up 13% over the prior year and by 4% sequentially, reflecting an acceleration of growth in the Company’s core products including wealth and payments.

o	Subscription & Services revenue grew 13% over the prior year to $10.7 million in Q1 2024.
•	Gross profit was $11.6 million in Q1 2024, versus $11.9 million in Q1 2023.
•

Operating expenses for Q1 2024 decreased to $13.4 million, compared to $13.5 million in Q1 2023, reflecting the Company’s continued efficiency efforts which also resulted in a significant improvement in revenue per employee of 23% during the same period.

•	Cash flow from operating activities before investment in gross loans receivable[1] was positive for the sixth consecutive quarter, reaching $1.8 million in Q1 2024, a 2,609% increase over Q1 2023.
•	Adjusted EBITDA[1] was $1.0 million in Q1 2024 (5.8% margin), compared with $1.0 million (6.4% margin) in Q1 2023.
•	Net loss improved to $3.6 million in Q1 2024, compared with net loss of $6.9 million in Q1 2023.
•	Adjusted net loss[1] was $4.0 million in Q1 2024 compared with adjusted net loss of $3.9 million in Q1 2023.

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Cash, Marketable Securities & Investments totaled $53.4 million as of March 31, 2024, versus $55.6 million at the end of 2023. This included combined cash and restricted cash of $13.8 million, marketable securities of $28 million and investment portfolio of $11.6 million.

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Total share buybacks in Q1 2024 were 17,093. Since 2022, under its share buyback program on NASDAQ and its normal course issuer bid on the Toronto Stock Exchange, Mogo has repurchased 1,091,446 common shares, representing 4.5% of the Company’s current outstanding common shares.

•

Bitcoin & Bitcoin ETFs were added to Mogo’s treasury management strategy during the quarter with an authorization for an initial investment of up to $5.0 million. During the quarter, the Company invested less than $1.0 million in Bitcoin ETFs.

“It was a solid start to 2024 as we generated record quarterly revenue, including a 13% increase in our Subscription & Services revenue, driven by growth in our wealth and payments businesses,” said Greg Feller, President & CFO. “The Subscription & Services revenue growth, along with our 6% Adjusted EBITDA margin resulted in the second consecutive increase in our Subscription & Services Rule of 40 to 19% (up from 14.5% in Q4 2023). We also ended the quarter with a strong balance sheet including marketable securities and investment portfolio of roughly $40 million, from which we expect to see monetization opportunities over the next 12 months.”

Business & Operations Highlights

•	Continued growth in payments volume - Mogo’s digital payment solutions business, Carta Worldwide, processed over $2.6 billion of payment volume in Q1 2024, an increase of 18% compared to Q1 2023.
•

Assets under management exceed $400 million - Assets under management in the Company’s Wealth businesses increased 22% year-over-year to $403 million, with assets within our MogoTrade product up 150% year over year.

•	Mogo members increased to 2.1 million at quarter end, up 5% from Q1 2023.
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Mogo announces the launch of Moka.ai - In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.[4]

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Mogo launches “Buffett Mode” - Mogo launched its redesigned and enhanced self-directed investing app, Mogo, which is built to help the next generation of Canadians approach investing with the discipline, patience and approach of Warren Buffett.

Financial Outlook

The outlook that follows supersedes all prior financial outlook statements made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

Coming out of a period where the Company successfully accelerated its path to profitability, in fiscal 2024 Mogo is shifting the balance toward accelerating revenue growth while at the same time continuing to generate positive Adjusted EBITDA3. The Company will increase growth investments to drive acceleration in Subscription & Services revenue growth from its Wealth and Payments businesses where it sees significant opportunity for expansion.

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Specifically, for 2024 Mogo expects accelerating Subscription & Services revenue growth with an overall Subscription & Services revenue growth rate in the mid-teens for the full year.

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2024.

2 Includes combined cash and restricted cash of $13.8 million, marketable securities of $28.0 million, and investment portfolio of $11.6 million.

3 Adjusted EBITDA is a non-IFRS measure. Management has not reconciled this forward-looking non-IFRS measure to its most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

4 This projection is based on the Moka Equity Growth investment model, which is 100% invested in the S&P 500. It assumes a 10% rate of annual return, based on the S&P 500’s average return since its inception over the past 65 years, with dividends reinvested. Investing $20 per week for 50 years based on these assumptions would result in an investment of $1.25M. Investing $100 per week would put an investor on track for over $1M in 35 years through the power of compounding interest. Past performance is no guarantee of future results. The actual returns may vary.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2024 financial results at 2:00 p.m. ET on May 9, 2024. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International) using conference ID: 41948978. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended March 31, 2024, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Net loss before tax	$(3,695)	$(7,051)
Depreciation and amortization	2,376	2,373
Stock-based compensation	561	293
Credit facility interest expense	1,656	1,454
Debenture and other financing expense	806	778
Accretion related to debentures	178	272
Share of loss in investment accounted for using the equity method	—	3,178
Revaluation gain	(1,088)	(1,253)
Other non-operating expense	254	975
Adjusted EBITDA	1,048	1,019

Adjusted Net Loss

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Net loss before tax	$(3,695)	$(7,051)
Stock-based compensation	561	293
Share of loss in investment accounted for using the equity method	—	3,178
Revaluation gain	(1,088)	(1,253)
Other non-operating expense	254	975
Adjusted net loss	(3,968)	(3,858)

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Net cash used in operating activities	$(3,866)	$(1,001)
Net issuance of loans receivable	(5,681)	(1,068)
Cash provided by operations before investment in gross loans receivable	1,815	67

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s plan for accelerating revenue growth in 2024, monetization opportunities in the next 12 months, the Company’s treasury management strategy and the Company’s financial outlook for 2024. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a digital wealth and payments company headquartered in Vancouver, Canada with more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR). Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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